Computation of Ratios	Exhibit 12.1

Calculation of Earnings:
	2002	2001	2000
Income from continuing operations before income taxes, minority interest, and gain on sale of assets and other provisions, net	86,956	79,658	126,055
Less: Equity in earnings	(7,188)	(9,322)	(7,596)
Add: Gain on sale of assets and other provisions before income taxes	13,156	2,964	55,047

Income from continuing operations before income taxes, adjustment for minority interest and income from equity investees	92,924	73,300	173,506
Additions:
Fixed Charges
Interest expense	99,018	83,676	98,835
Capitalized interest	3,274	6,221	12,367

	102,292	89,897	111,202
(1) Amortization of capitalized interest	2,352	2,270	2,114
(2) Distributed income of equity investees	7,188	9,322	7,596
Subtractions:
Capitalized interest	(3,274)	(6,221)	(12,367)

Adjusted Earnings	201,482	168,568	282,051

Fixed Charges (from above)	102,292	89,897	111,202
Preferred Stock Dividends	30,055	34,705	35,206
Ratio of Earnings to Fixed Charges	1.97	1.88	2.54
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.52	1.35	1.93

(1)	Represents an estimate of capitalized interest costs based on the Company's established depreciation policy and an analysis of interest costs capitalized since 1996 (the year in which CarrAmerica began significant development activity).

(2)	Represents an estimate of distributed income. Amount is based upon equity in earnings for each period due to the fact that distributions exceeded equity in earnings for each period.